UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                    SCHEDULE 13G

                                    Under the Securities Exchange Act of 1934


                              Issuer-LaBranche & Co Inc

                            Securities Class-common stock

                                         CUSIP Number-505447102

                             Event  Requiring Filing -July 2005

                              Filed pursuant to Rule 13d-1(b)

                             CUSIP  Number 505447102

                              Reporter- Horizon Asset Management, Inc.
                              Tax ID#13-3776334

                               Place of Organization-New York

                                Number of Shares-sole voting power-5,189,998
                                Sole dispositive power-5,189,998
                                Amount beneficially owned-5,189,998


                                Percent of Class represented by above-8.6%

                                 Type of Reporting Person-IA

Name of Issuer-LaBranche & co Inc
Address of Issuer-One Exchange Plaza, New York, NY 10006

Name of Person Filing-Horizon Asset Management, Inc.
Address -470 Park Avenue South, 4th Floor South, NY, NY, 10016
Citizenship-New York
 Securities Class-common stock

Filing re Section 240.13d-1(b) by investment adviser under Section 240.13d-1(b)(1)(ii)(E).
Amount beneficially owned-5,189,998
Percent of class-8.6%
sole voting power-5,189,998 shares
shared power to vote or direct the vote-0
sole power to dispose/direct the disposition-5,189,998
shared power to dispose/direct the disposition-0

Certification pursuant to Section 240.13d-1(b):
 By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were not acquired and
are not held for the purpose of or with the effect of
 changing or influencing the control of
the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of
 my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date-July 25, 2005
Signature-Andrew M. Fishman
Title-Compliance Officer